

June 30, 2014

<u>Via E-mail</u>
Glenn Simpson
Chief Executive Officer
Mojo Organics, Inc.
101 Hudson Street, 21st Floor
Jersey City, New Jersey 07302

> **Re:** **Mojo Organics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2014**
> **File No. 333-196488**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **File No. 333-148190**

Dear Mr. Simpson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please revise the accounting and disclosure in your registration statement as necessary to address all applicable comments on you periodic filings.

Risk Factors, page 3

We have a history of net losses and will likely continue to incur losses in the near future, page 3

2.   Please disclose in this risk factor that for the year ended December 31, 2013 you had revenues of $159,144 and that you paid your CEO $933,449 in compensation. Please also disclose in this risk factor that you have an employment agreement with your CEO that entitles him to an annual salary of not less than $222,222 and an annual bonus based upon performance goals established and approved by the Board.

Management of the Company

Executive Officers and Directors, page 17

3.   Revise this section to include Marianne Vignone, who signed your filing as principal accounting officer. We also note you state that you have two full-time employees at page 12.

Executive Officer and Director Compensation, page 19

4.   Please disclose the reason for the stock and option grants to your directors, Messrs. Devlin and Seet, as disclosed in the table on page 20. Refer to Item 402(r)(3) of Regulation S-K.

Selling Stockholders, page 24

5.   For Vulcan Properties, Inc., please revise to identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that shareholder. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit Index

6.   You do not indicate in the exhibit list that confidential treatment has been requested for the omitted portions of exhibit 10.12. Please identify in the exhibit list those exhibits for which you have requested confidential treatment and those for which confidential treatment has been granted. In that regard, please refer to Division of Corporation Finance Staff Legal Bulletin No.1, as revised (July 11, 2001), at Section II.D.5.

7.   Please file your agreement with the third-party facility that produces and bottles your juice, as required by Item 601(b)(10)(ii)(B).

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

8.   Please expand your discussion of revenues to explain how sales are correlated with the number and nature of arrangements with distributors, include quantities sold, and address the extent to which you have been able to achieve the minimum volume provisions of your license agreement with Chiquita Brands LLC.

Liquidity and Capital Resources, page 10

9.   You disclose that you currently produce and package your products through production facilities and services on a contract basis. Additionally, you disclose that you have entered into distribution agreements with several distributors and have engaged third party sales and marketing brokers in many areas of the country. Please expand your discussion in this section to provide, in reasonable detail, the terms and conditions underlying the agreements with your production and service providers, including those which may pertain to the duration of the agreements and any minimum sales/purchases you are required to maintain.

Controls & Procedures, page 11

Evaluation of Disclosure Controls and Procedures

10.   We note you disclose that your disclosure controls and procedures and your internal control over financial reporting were effective. However, we also note that several of your recent periodic reports have not been timely filed, and that you have not reported all delays on Form 12b-25, which is required no later than one business day after the due date for the late filing. Please refer to Rule 15d-15(e) of Regulation 15D which explains that effective disclosure controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Your ability to make filings on a timely basis should be considered in your assessments about the effectiveness of your disclosure controls and procedures.

Principal Accountant Fees and Services, page 17

11.   We note your dismissal of Friedman LLP as your independent registered public accounting firm and your engagement of Liggett, Vogt & Webb, P.A. as your new independent registered public accounting firm. Please file an Item 4.01 Form 8-K pursuant to Rule 15d-11 of Regulation 15D, having the disclosures and letter exhibits prescribed under Item 304 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3756 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

                              Sincerely,

                              /s/ A.N. Parker

                              Anne Nguyen Parker
                              Branch Chief